Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
     The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,
(dollars in thousands)	2001	2002	2003	2004	2005

Net (loss) income	(108,634)	(36,328)	(39,755)	13,155	41,779

Income tax (benefit) expense	(45,674)	(19,694)	(23,573)	11,305	31,899

Fixed charges	174,143	158,084	142,545	127,933	147,069

Earnings	19,835	102,062	79,217	152,393	220,747

Interest expense, net	132,200	112,404	93,285	75,584	89,160

Rents under leases representative of an interest factor (1/3)	41,578	45,315	48,895	51,984	57,544
Preferred dividends	365	365	365	365	365

Fixed charges	174,143	158,084	142,545	127,933	147,069

Ratio of earnings to fixed charges(2)	0.1x	0.6x	0.6x	1.2x	1.5x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the years ended December 31, 2001, 2002 and 2003, earnings were insufficient to cover fixed charges by $154.3 million, $56.0 million and $63.3 million, respectively.